[DECHERT LLP LETTERHEAD]
June 29, 2010
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Preliminary Proxy Materials for J.P. Morgan Multi-Strategy Fund, L.L.C. (the “Fund”)
Dear Sir/Madam:
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, and Rule 14a-6(b) of the General Rules and Regulations promulgated thereunder, the Fund hereby files via EDGAR a copy of the preliminary proxy materials for the Fund’s Special Meeting of Members. No filing fee is required in connection with this filing.
If you have any questions regarding the foregoing, please contact the undersigned at (212) 698-3525 or Sheelyn Michael at (212) 698-3623.
Very truly yours,
/s/ Richard Horowitz
Enclosures